DIVERSEY HOLDINGS, INC.

8310 16th Street

Sturtevant, Wisconsin 53177-0902

June 11, 2010

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Diversey Holdings, Inc.

10.50% Senior Notes due 2020

Amendment No. 3 to

Registration Statement on Form S-4

(File No. 333-165890)

Ladies and Gentlemen:

On the date hereof, Diversey Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) $250,000,000 aggregate initial principal amount (plus any increase in such principal amount to reflect the accrual of non-cash interest) of the Company’s 10.50% Senior Notes due 2020 (the “Exchange Notes”) for an equal principal amount (plus any increase in such principal amount to reflect the accrual of non-cash interest) of the Company’s 10.50% Senior Notes due 2020, which were issued on November 24, 2009.

The Company is registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Company makes the following representations to the Commission:

1.	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.

The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in

Securities and Exchange Commission

Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Securities; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute Exchange Securities. The Company will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act.

Securities and Exchange Commission

Very truly yours,

DIVERSEY HOLDINGS, INC.

By:	/s/ Scott D. Russell
Scott D. Russell
Senior Vice President, General Counsel and Secretary

cc:	Edward B. Winslow, Esq.